UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 9, 2026, Neo-Concept International Group Holdings Ltd (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 14,850,000 Class A Ordinary Shares of par value $0.0003125 per share (the “Class A Ordinary Shares”) at the price of $0.5454 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on February 11, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-288993, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2025. The Form F-1 was declared effective on February 9, 2026. The final prospectus was filed on February 11, 2026.

The Company engaged D. Boral Capital LLC (“D. Boral”) as the lead placement agent and uSmart Securities Limited as the joint placement agent (“uSmart,” together with D. Boral, the “Placement Agents”) in the Offering pursuant to a Placement Agency Agreement dated February 9, 2026 (the “Placement Agency Agreement”), by and between the Company and the Placement Agents. The Company agreed to pay D. Boral a cash fee equal to five percent (5.0%) of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agents for its reasonable and documented out-of-pocket costs and expenses of up to $100,000. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering for expanding its business and for general administration and working capital.

The foregoing description of the Placement Agency Agreement and the Securities Purchase Agreements qualified in their entirety by reference to the Placement Agency Agreement  and the form of Securities Purchase Agreements, which are attached hereto as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Pursuant to the Offering, on February 9, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On February 11, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Placement Agency Agreement dated February 9, 2026
10.2*	Form of Securities Purchase Agreements
99.1	Press Release, dated February 9, 2026
99.2	Press Release, dated February 11, 2026

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: February 11, 2026	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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